UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2016
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 22, 2016, announcing that its 2016 Annual General Meeting will be held on September 23, 2016. Exhibit 2 is a copy of the associated notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: August 26, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Notice of Annual General Meeting 2016

Press release from Ship Finance International Limited, August 22, 2016.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") announces that its 2016 Annual General Meeting will be held on September 23, 2016. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on the Company's website at www.shipfinance.bm.

August 22, 2016
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

EXHIBIT 2

SHIP FINANCE INTERNATIONAL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 23, 2016

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of Ship Finance International Limited (the “Company”) will be held on September 23, 2016 at 11:15 am at the Rosewood Tucker’s Point Hotel, 60 Tucker’s Point Drive, Hamilton Parish HS 02, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the consolidated financial statements of the Company for the year ended December 31, 2015.

To consider the following Company proposals:

1.	To re-elect Hans Petter Aas as a Director of the Company.

2.	To re-elect Paul Leand, Jr., as a Director of the Company.

3.	To re-elect Kate Blankenship as a Director of the Company.

4.	To re-elect Harald Thorstein as a Director of the Company.

5.	To re-elect Bert M. Bekker as a Director of the Company.

6.
To consider and if thought fit to approve that with effect on or about September 30, 2016 or such other time as may be determined by the Directors of the Company, the reorganization of the Company’s share capital (the “Capital Adjustment”) be undertaken as more particularly set out in the Proxy Statement attached hereto.

7.	To amend and re-state Bye-law 55 relating to the quorum necessary for the transaction of company business at a General Meeting.

8.	To re-appoint Moore Stephens, P.C. as auditors and to authorise the Directors to determine their remuneration.

9.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2016.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: August 10, 2016

Notes:

1.
The Board of Directors has fixed the close of business on July 25, 2016, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.	A Form of Proxy is enclosed for use by holders of shares held through the Norwegian VPS share register in connection with the business set out above.

5.
Shareholders whose shares are held on the Norwegian VPS share register may view the Company’s audited financial statements included in its Annual Report on Form 20-F on its website, www.shipfinance.org

The following information is applicable to holders of shares registered in the United States only:

We are also pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this new e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SHIP FINANCE INTERNATIONAL LIMITED TO BE HELD ON SEPTEMBER 23, 2016.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2015 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.shipfinance.org. Shareholders can request a hard copy free of charge upon request by writing to us at: PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, or send an e-mail to: ir@shipfinance.no. The audited consolidated financial statements of the Company for the year ended December 31, 2015 have been provided to shareholders whose shares are registered in the United States online as described above in the Notice.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4 and 5 - ELECTION OF DIRECTORS

The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors. Mr. Leand, Mrs. Blankenship, Mr. Bekker and Mr. Aas, who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Current Position with the Company
Hans Petter Aas	70	2008	Director, Chairman of the Board and member of the Audit Committee
Paul Leand Jr.	49	2003	Director
Kate Blankenship	51	2003	Director and Chairperson of the Audit Committee
Harald Thorstein	37	2011	Director
Bert M. Bekker	77	2015	Director

Hans Petter Aas has served as a director of the Company since August 2008 and as Chairman of the Board since January 2009. He has served on the Audit Committee since 2010. Mr. Aas has had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance. Mr. Aas served as a director of Frontline 2012 Ltd. from May 2015 until November 2015, Golar LNG Limited from September 2008 until February 2015 and of Golar LNG Partners LP from 2011 until February 2015. Mr. Aas has served as a director of Seadrill Limited (“Seadrill”) since April 2015. He is also a director of Deep Sea Supply Plc. (“Deep Sea”), Golden Ocean Group Limited (formerly “Knightsbridge Shipping Limited”) (“Golden Ocean”), Knutsen NYK Offshore Partners LLC, Gearbulk Holding Limited and Solvang ASA.

Paul M. Leand, Jr. has served as a director of the Company since 2003. Mr. Leand is the Chief Executive Officer and Director of AMA Capital Partners LLC (“AMA”), an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA. Mr. Leand has served as a director of Golar LNG Partners LP since 2011. He is also a director of Seadrill and North Atlantic Drilling Ltd (“NADL”). Mr. Leand previously served as a director of Frontline 2012 Ltd. from May 2015 until November 2015.

Kate Blankenship has served as a director of the Company since October 2003. Mrs. Blankenship served as the Company’s Chief Accounting Officer and Company Secretary from October 2003 to October 2005. Mrs. Blankenship has served as a director of Frontline Ltd. (“Frontline”) since August 2003, Frontline 2012 Ltd., since December 2011, Independent Tankers Corporation Limited since February 2008, Golden Ocean since March 2015 and Golden Ocean’s predecessor prior to its merger with “Knightsbridge Shipping Limited” from October 2004 until March 2015, Seadrill since May 2005, Seadrill Partners LLC (“SDLP”) since 2012, Archer Limited (“Archer”) since August 2007 and NADL since February 2011. Mrs. Blankenship served as a director of Golar LNG Limited from 2002 until 2015 and as a director of Golar LNG Partners LP from 2011 until 2015. Mrs. Blankenship has also served as a director of Avance Gas Holding Ltd., since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.

Harald Thorstein has served as a director of the Company since September 2011. He is currently employed by Seatankers Consultancy Services (UK) Limited in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein also served as a director of Golden Ocean’s predecessor from 2014 until its merger with “Knightsbridge Shipping Limited” in 2015. Mr. Thorstein has also served as a director of SDLP since 2012, NADL since 2013, Archer since May 2015 and as Chairman of the Board of Directors of Deep Sea, since May 2013. Mr. Thorstein previously served as a director of Frontline 2012 Ltd. from September 2014 until November 2015.

Bert M. Bekker was appointed as a director of the Company in May 2015. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curaçao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd., in May 2007. Mr. Bekker served as a director of Dockwise Ltd., from June 2007 until December 2009 and as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group from July 2003 until July 2015. Mr. Bekker has also served as a director of SDLP since September 2012, Seadrill since April 2013 and Ship Finance International Limited since 2015.

PROPOSAL 6 - THE PROPOSED CAPITAL ADJUSTMENT

The Company’s authorised share capital is US$125,000,000 represented by 125,000,000 shares of par value US$1.00. At July 24, 2016, 93,504,575 shares of the Company were issued and outstanding.

At the Meeting, the Board will ask the shareholders to approve a reorganization of the Company’s share capital (the “Capital Adjustment”), information on which is as set out below. The Capital Adjustment involves a number of steps under Bermuda law. However, the net effect of the proposal is to reduce the par value of the Company’s shares from US$1.00 to US$0.01 and to increase the number of authorized shares from 125,000,000 to 150,000,000. Upon the proposed Capital Adjustment becoming effective, there will be no change to the Company’s total Capital, no change in the number of issued and paid-up shares held by, or the percentage level of shareholding of each shareholder of the Company. The adjustment to the par value of the issued shares will result in a credit to the contributed surplus account of the Company. Other than the expenses incurred in relation to the proposed Capital Adjustment, the implementation thereof will not alter the underlying assets, business operations, management or financial position of the Company.

The Board of Directors believes the Capital Adjustment will provide the Company with more flexibility. The Company’s Bye-laws provides amongst other things that the Company may make a distribution out of any contributed surplus (as ascertained in accordance with the Bermuda Companies Act). As such, subject to the Bye-laws and all applicable laws, the proposed Capital Adjustment will increase the credit balance in the contributed surplus of the Company and will provide the Company with greater flexibility in relation to future distribution, if any, out of contributed surplus (whether or not the Company will make a distribution out of contributed surplus and the timing and amount of distribution to be paid will depend on the Company’s earnings, financial position including cash flow position and future capital requirements, future plans and other relevant factors ).

By resolving to approve the Capital Adjustment, the shareholders will be approving the following legal steps (i) the cancellation of the 31,495,425 unissued shares; (ii) the reduction of the Company’s authorised and issued share capital to US$935,045.75 divided into 93,504,575 shares of par value US$0.01 each and (iii) the increase of the Company’s authorised share capital to US$1,500,000 divided into 150,000,000 shares of par value US$0.01 each. Consequently, as of the effective date (on or about September 30, 2016) the Company will have authorised share capital of US$1,500,000 divided into 150,000,000 shares of par value US$0.01 each and issued share capital of US$935,045.75 divided into 93,504,575 shares of par value US$0.01 each. The shares of par value US$0.01 each will rank pari passu in all respects with each other.

PROPOSAL 7 - AMENDMENT OF BYE-LAW 55 OF THE COMPANY’S BYE-LAWS

At the Meeting, the Board will ask the shareholders to approve the deletion of the existing Bye-law 55 of the Company’s Bye laws and its replacement by the following new Bye-law 55:

“No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but in the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated a part of the business of the meeting. Save as otherwise provided by these Bye-laws, at least two Members present in person or by proxy and entitled to vote (whatever the number of shares held by them) shall be a quorum for all purposes.”

This proposal, if approved, will change the quorum requirement for General Meetings from one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33⅓ of the voting rights entitled to be exercised at such meeting, to a quorum requirement of at least two Members present in person or by proxy and entitled to vote (whatever the number of shares held by them). This proposed new quorum requirement is in line with Bermuda standard practice and that of the jurisdictions in which the Company is publicly listed.

PROPOSAL 8 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of Moore Stephens, P.C. as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services provided by Moore Stephens, P.C. in fiscal year 2015 included the examination by Moore Stephens, P.C. of the consolidated financial statements of the Company and its subsidiaries. All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

PROPOSAL 9 - TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2016.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

August 10, 2016
Hamilton, Bermuda